March 4, 2011

VIA EDGAR FILING

To:           United States Securities and Exchange Commission
Attn: Jonathan Groff
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tactical Air Defense Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010 (the “10-K”)
Form 10-Q for the Period Ended September 30, 2010 Filed November 22, 2010
File No. 333-79405 (the “10-Q”)

Dear Mr. Groff:

Reference is hereby made to the correspondence of the United States Securities and Exchange Commission (“SEC”) addressed to Tactical Air Defense Services, Inc., a Nevada corporation (the “Company”) dated December 22, 2010 and again on February 14, 2011 (the “Comment Letters”) relating to the above reference Annual and Quarterly Reports (collectively the “Reports”). The Company has amended the Reports pursuant to the Comment Letters. All amended sections of the amended 10-Q (the “Amended 10-Q”) have been attached to this response correspondence. The 10-K only amended limited sections, pursuant to Comment No.2 and Comment No.3 of the Comment Letters, and the amended language has been outlined in Response No.2 and No.3 below.

In connection with responding to the comments raised in the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GENERAL

Comment  No.1    We note that you announced a financing commitment from Crown Pacific Advisors LLC on October 13, 2010.  Tell us why no Item 2.03 Form 8-K was required to be filed.

Response No.1

The Company entered into the letter of intent for the proposed financing commitment with Crown Pacific Advisors, LLC, with the terms of such proposed financing to be finalized in a set of final transaction documents upon the completion of certain events including a due diligence period. As such, the Company felt, considering the proposed transaction was only a letter of intent and not a final commitment until the underlying financing terms were finalized and underlying documents completed and executed, such transaction did not constitute a “direct financial obligation” and, at the stage of only a letter of intent, was not yet a material event under the guidelines of Form 8-K.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Comment No.2    Account for all appropriate related person transactions.  Note that a smaller reporting company you are required to disclose related party transactions for the past two fiscal years.  See Instructions to Item 404(d) of Regulation S-K.  For example, in this Form 10-K it was likely appropriate to discuss your March 4, 2008 consulting agreement with Plumtree Capital Management LLC, an entity controlled by Mr. Korybut, at the time your director of finance.  As another example, in your next Form 10-K you likely should discuss your various arrangements with Mr. Gary Fears, including your May, 2010 option arrangement with Air Support Systems, LLC.

Response No.2

Item 5, Section (e) and Item 13 of the Amended 10-K will be amended as follows:

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASE OF EQUITY SECURITIES; Section (e) Recent Sales of Unregistered Securities

The Company issued 4,000,000 restricted shares of Common Stock to Plumtree Capital Management, LLC in July, 2008 as compensation for accrued and unpaid consulting fees and expenses through July 2008. Based upon a closing market price of the Company’s Common Stock on July 1, 2008, such shares maintained an approximate market value of $160,000; however, the true valuation of such shares is affected by the fact the shares were issued as restricted shares and therefore unable to be sold immediately in the open market. The Company issued 82,885,154 restricted shares of Common Stock to Plumtree Capital Management, LLC in April, 2009 as consideration for unpaid salary and expenses accrued from July 1, 2008 through April 15, 2009, and as consideration for a new employment agreement with the Company. Based upon a closing market price of the Company’s Common Stock on April 1, 2009, such shares maintained an approximate market value of $911,736; however, the true valuation of such shares is affected by the fact the shares were issued as restricted shares and therefore unable to be sold immediately in the open market. No registration rights were issued in connection with these shares.  These shares of Common Stock have subsequently been retired as per agreement between the Company and Plumtree Capital Management, LLC. Alexis C. Korybut, our current Chief Executive Officer, was, at the time of issuance, the Managing Member of Plumtree Capital Management, LLC and, again, at the time of issuance, our Vice President of Finance.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

As disclosed in Item 5. Section (e) herein, the Company issued 4,000,000 restricted shares of Common Stock to Plumtree Capital Management, LLC in July, 2008 as compensation for accrued and unpaid consulting fees and expenses through July 2008. Based upon a closing market price of the Company’s Common Stock on July 1, 2008, such shares maintained an approximate market value of $160,000; however, the true valuation of such shares is affected by the fact the shares were issued as restricted shares and therefore unable to be sold immediately in the open market. The Company issued 82,885,154 restricted shares of Common Stock to Plumtree Capital Management, LLC in April, 2009 as consideration for unpaid salary and expenses accrued from July 1, 2008 through April 15, 2009, and as consideration for a new employment agreement with the Company. Based upon a closing market price of the Company’s Common Stock on April 1, 2009, such shares maintained an approximate market value of $911,736; however, the true valuation of such shares is affected by the fact the shares were issued as restricted shares and therefore unable to be sold immediately in the open market. No registration rights were issued in connection with these shares.  These shares of Common Stock have subsequently been retired as per agreement between the Company and Plumtree Capital Management, LLC. Alexis C. Korybut, our current Chief Executive Officer, was, at the time of issuance, the Managing Member of Plumtree Capital Management, LLC and, again, at the time of issuance, our Vice President of Finance.

In addition, the Company will review its business history and include any additional related party transaction in its next Form 10-K.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2010

Comment No.3    Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to your disclosure because your common stock is considered a penny stock.

Response No.3

There are no specific references to the Private Securities Litigation Reform Act of 1995 in the 10-Q, however, the Company has amended the section entitled Forward Looking Statements as outlined in the attached Amended 10-Q.

The 10-K language did, however, contain certain references to the Private Securities Litigation Reform Act of 1995 and such language has been amended to remove such references as follows:

Certain information contained in this Annual Report on Form 10-K (this “Report” or “Quarterly Report”) includes forward-looking statements  expressed in good faith and based upon what we believe are reasonable assumptions, but there can be no assurance that these expectations will be achieved or accomplished.  These forward looking statements can be identified by the use of terms and phrases such as “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.).

The statements herein which are not historical reflect our current expectations and projections about the Company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and management and their interpretation of what are believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report.  We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the filing date of this Annual Report, other than as may be required by applicable law or regulation.  Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the SEC (which shall also include by reference herein and incorporate the same as if fully included in their entirety, all Form 10-Ks, Form 10-Qs, Form 8-Ks and other periodic reports filed by us in the SEC’s EDGAR filing system (www.sec.gov)) which attempt to update interested parties of the risks and factors and other disclosures that may affect our business, financial condition, results of operation and cash flows.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in this Annual Report.

Comment No.4   We note your numerous references to “unrestricted” shares being issued to various persons.  Please advise why these shares are considered unrestricted.  We note that there is no registration statement covering their issuance.

Response No.2

All referenced unrestricted shares issued by the Company were the result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144 permitting the issuance of unrestricted shares. The 10-Q has been amended to include such disclosures as outlined below.

Comment No.5                                Substantially revise this section to focus on your existing operations and financial condition.  Add a clear statement at the onset of this section that identifies your company as a developmental stage company with no operations and uncertain viability.  We note that you have references to assets (e.g. planes) that you no longer own.  Discuss what training and services the company is currently committed to provide and where future prospects are likely to materialize. Discuss what assets and other resources must be first acquired before operations can be sustained.  We note that you have generated no revenues during the nine months ending September 30, 2010, during fiscal 2009 and during fiscal 2008.

Response No.5

Please see the Amended 10-Q Item 2. Management’s Discussion and analysis or Plan of Operations, Overview and Plan of Operation; such section has been revised pursuant to the suggestions above. We note your comment stating “references to assets (e.g. planes) that you no longer own”.  We believe we have disclosed the status of our current assets (i.e. in the section entitled “Current Asset Status” we disclose the MIG 29’s and Simulators we relinquished to third parties, etc.).

Comment No.6    Please indicate the financing necessary for the company to execute its lease option for the four IL-76 and IL-76 supertanker aircraft.  Assess the company’s ability to raise this financing.

Response No.6

No financing is necessary to execute the lease option. As disclosed in the original filings, and amended to further outline the terms, the lease provides the Company an exclusive one year period in which to lease and utilize the aircraft in exchange for: (i) a fee equal to fifty (50%) percent of the operating profits of any contract, where operating profits equals the gross cash receipts derived from a contract minus the direct expenses of operating said contract; (ii) a fee equal to fifty (50%) percent of the fee paid to the Company in connection with any off-loaded fuel for which Company is paid in connection with a contract for air-to-air refueling; and (iii) the Company and the lessor shall agree upon a minimum monthly, quarterly, or annual fee amount, as the case may be, on a case-by-case basis, relevant to the type and terms of the particular aircraft under lease and the related contract. Although the Company has been unable to finalize any proposed lease arrangements with third party leasees, the Company still has the exclusive right to execute under the lease agreement. Please see the Amended 10-Q Item 2. Management’s Discussion and analysis or Plan of Operations, Overview and Plan of Operation, Current Asset Status.

Comment No.7   Please indicate the financing necessary for the company to purchase military jets and related parts and engines under the Settlement Agreement and Release with M&M Aircraft Acquisitions, Inc.  Assess the company’s ability to raise this financing.

Response No.7

Please see the Amended 10-Q Item 2. Management’s Discussion and analysis or Plan of Operations, Overview and Plan of Operation, Current Asset Status.

Comment No.8    In light of the significant legal issues you face discuss how you expect legal proceedings and judgments to affect your liquidity.

Response No.8

Please see the Amended 10-Q Item 2. Management’s Discussion and analysis or Plan of Operations, Overview and Results of Operations, Liquidity and Capital Resources.

Comment No.9   Please provide a detailed discussion of management’s proposed plans to address your short-term and long-term liquidity challenges.  See Item 303(a)(1) of Regulation S-K.

Response No.9

Please see the Amended 10-Q Item 2. Management’s Discussion and analysis or Plan of Operations, Overview and Results of Operations, Need for Additional Capital.

Comment No.10   Disclose the reasons why management concluded your disclosure controls and procedures remain ineffective.  Explain why none of the material weaknesses identified in your Form 10-K have been ameliorated.

Response No.10

Please see the Amended 10-Q Item 4. Controls and Procedures.

Comment No.11   Review of the articles of incorporation and by-laws referenced in your exhibit index reveals that you have changed your name since the filing of those documents.  Moreover, your disclosure indicates that you have amended your articles of incorporation recently.  Provide your articles of incorporation and the by-laws as currently in effect.  See items 601(b)(3)(i) and 601(b)(3)(ii) of Regulation S-K.

Response No.11

A complete copy of the Articles of Incorporation and all amendments thereto will be exhibited to the final Amended Form 10-Q when filed on EDGAR. The Bylaws of the Company have not been amended since inception.

The Company apologizes for the delay in the response and hopes the information provided and attached hereto adequately responds to your comments. Should you wish to discuss any issues raised herein, please feel free to contact me at (305) 781-2929 or the Company’s retained securities counsel, Mr. Brad M. Bingham, Esq. at (760) 692-1162. In addition, should any additional correspondence be sent, please feel free to send such correspondence via facsimile transmission directly to Mr. Bingham at (760) 804-8845.

Very truly yours,

Tactical Air Defense Services, Inc.

/s/ Alexis Korybut
_________________________________
By: Alexis Korybut
Its: Chief Executive Officer

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

First Amended
FORM 10-Q

[X]	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2010

[ ]	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________

Commission File Number: 000-29735

TACTICAL AIR DEFENSE SERVICES, INC.

Nevada		88-0455809
(State or other jurisdiction		(IRS Employer
of Incorporation)		Identification Number)
123 West Nye Lane, Suite 517
Carson City, Nevada 89706
(Address of principal executive offices)

(775) 888-6744
(Issuer’s Telephone Number)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes X      No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.

Large accelerated filer ___        Accelerated filer ___             Non-accelerated filer ___            Smaller reporting company X

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes _ No X

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Exchange Act of 1934 after the distribution of securities under a plan confirmed by a court. Yes ___  No ____

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:

_______________ common shares outstanding, $0.001 par value, as of ____________, 2011

________________________________________________________________________________________________________________________________________________________________________________________________________

Forward Looking Statements

Certain information contained in this Quarterly Report on Form 10-Q (this “Report” or “Quarterly Report”) includes forward-looking statements  expressed in good faith and based upon what we believe are reasonable assumptions, but there can be no assurance that these expectations will be achieved or accomplished.  These forward looking statements can be identified by the use of terms and phrases such as “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.).

The statements herein which are not historical reflect our current expectations and projections about the Company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and management and their interpretation of what are believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report.  We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the filing date of this Quarterly Report, other than as may be required by applicable law or regulation.  Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the SEC (which shall also include by reference herein and incorporate the same as if fully included in their entirety, all Form 10-Ks, Form 10-Qs, Form 8-Ks and other periodic reports filed by us in the SEC’s EDGAR filing system (www.sec.gov)) which attempt to update interested parties of the risks and factors and other disclosures that may affect our business, financial condition, results of operation and cash flows.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in this Quarterly Report.

________________________________________________________________________________________________________________________________________________________________________________________________________

TACTICAL AIR DEFENSE SERVICES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SALE OF STOCK

Pursuant to a Securities Purchase Agreement, in July, 2010, the Company sold 4,000,000 shares of restricted Common Stock to one investor at a purchase price of $0.0033 per share. The gross proceeds of the offering totaled $13,200.

Pursuant to a Securities Purchase Agreement, in August, 2010, the Company sold 3,000,000 shares of restricted Common Stock to one investor at a purchase price of $0.005 per share. The gross proceeds of the offering totaled $15,000.

Pursuant to a Securities Purchase Agreement, in September, 2010, the Company sold 1,000,000 shares of restricted Common Stock to one investor at a purchase price of $0.005 per share. The gross proceeds of the offering totaled $5,000.

Sale of Units

Pursuant to a 2006 Private Placement, on March 2, 2007, TADS sold to eleven investors an aggregate 629,911 units, each a “unit” at a purchase price of $0.55 per unit. Each unit is comprised of (i) one share of Common Stock, (ii) a Class A Warrant to purchase one share of Common Stock at $1.00 per share and expiring on March 2, 2008 and (iii) a Class B Warrant to purchase one share of Common Stock at $1.50 per share and expiring on March 2, 2010. The gross proceeds of this offering totaled $346,450. During 2006, TADS received the full advance from this financing.

Convertible Debentures

Third Quarter of 2009

On July 31, 2009, the Company issued four Convertible Debentures totaling $753,457.42 in principle amount in the aggregate, as consideration for the retirement of Short-Term Loans totaling $753,457.42 of principle plus accrued interest through July 31, 2009.  The Short-Term Loans are described below in the Section titled “Additional Indebtedness”.  The Convertible Debentures have a term of three years, an interest rate of 12%, are convertible into 602,765,936 shares of Common Stock at a conversion price of $0.00125, have full-ratchet anti-dilution protection, and were issued as follows: $300,000 in principle amount to the Dakota Fears Trust, $300,000 in principle amount to the Gary Fears Trust, $76,728.71 in principle amount to the Dakota Fears Trust, and $76,728,71 in principle amount to the Gary Fears Trust.

On September 3, 2009, the Company issued two Convertible Debentures totaling $162,964.54 in principle amount in the aggregate,  as consideration for the retirement of two Promissory Notes totaling $162,964.54 of principle plus accrued interest through September 3, 2009.  The Promissory Notes are described below in the Section titled “Additional Indebtedness”.  The Convertible Debentures have a term of three years, an interest rate of 12%, are convertible into 130,371,634 shares of Common Stock at a conversion price of $0.00125, have full-ratchet anti-dilution protection, and were issued as follows: $119,729.11 in principle amount to Alexis Korybut, and $43,234.43 in principle amount to Joint Strategy Group, Inc.

On September 3, 2009, the Company issued Convertible Debentures totaling, $274,603.11 in principle amount in the aggregate, all of which have a term of three years, an interest rate of 12%, a conversion price of $0.00125, and full-ratchet anti-dilution protection.  The Convertible Debentures were issued as follows:  $50,000 in principle amount to Michael Cariello for accrued and unpaid consulting fees for the period from April 16, 2008 through April 15, 2009, which principle amount is convertible into 40,000,000 shares of Common Stock; $8,537.73 in principle amount to Michael Cariello for accrued and unpaid salary for the period from April 16, 2009 through July 31, 2009, which principle amount is convertible into 6,830,184 shares of Common Stock; $19,762.32 in principle amount to Joint Strategy Group, Inc. for consulting fees for the period from April 16, 2009 through July 31, 2009, which principle amount is convertible into 15,809,856 shares of Common Stock; $46,128.43 in principle amount to Alexis Korybut for accrued and unpaid salary for the period from October 31, 2007 through April 15, 2008, which principle amount is convertible into 36,902,744 shares of Common Stock; $119,731.11 in principle amount to Alexis Korybut for accrued and unpaid salary for the period from April 16, 2008 through April 15, 2009, which principle amount is convertible into 95,784,888 shares of Common Stock; and $30,443.52 in principle amount to Alexis Korybut for accrued and unpaid salary for the period from April 16, 2009 through July 31, 2009, which principle amount is convertible into 24,354,816 shares of Common Stock.

Fourth Quarter of 2009

On October 16, 2009, the Company issued a Convertible Debenture in a principle amount of $560.00 to Michael Cariello as consideration for accrued and unpaid salary for the period from August 1, 2009 through October 15, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 448,000 shares of Common Stock at a conversion price of $0.00125 per share,

On October 16, 2009, the Company issued a Convertible Debenture in a principle amount of $22,460.79 to Alexis Korybut as consideration for accrued and unpaid salary for the period from August 1, 2009 through October 15, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 17,968,632 shares of Common Stock at a conversion price of $0.00125 per share,

On October 31, 2009, the Company issued a Convertible Debenture in a principle amount of $57,542.46 to the Gary Fears Trust as consideration for loans to the Company accrued during the period from July 31, 2009 through October 31, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 46,033,968 shares of Common Stock at a conversion price of $0.00125 per share.

First Quarter of 2010

On January 1, 2010, the Company issued a Convertible Debenture in a principle amount of $51,008.96 to the Gary Fears Trust as consideration for loans to the Company accrued during the period from November 1, 2009 through December 31, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 40,807,168 shares of Common Stock at a conversion price of $0.00125 per share.

On January 1, 2010, the Company issued a Convertible Debenture in a principle amount of $11,500 to Michael Cariello as consideration for unpaid salary accrued during the period from October 16, 2009 through December 31, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 9,200,000 shares of Common Stock at a conversion price of $0.00125 per share.

On January 1, 2010, the Company issued a Convertible Debenture in a principle amount of $16,707.50 to Alexis Korybut as consideration for unpaid salary accrued during the period from October 16, 2009 through December 31, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 13,336,000 shares of Common Stock at a conversion price of $0.00125 per share.

Second Quarter of 2010

On April 12, 2010, the Company issued a Convertible Debenture in a principle amount of $25,000 to the Katherine O’Connor Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 36,316,095 shares of Common Stock at a conversion price of $0.0006884 per share.

On April 1, 2010, the Company issued a Convertible Debenture in a principle amount of $37,500 to the Bingham Law Group as consideration for unpaid legal fees as of 4/1/2010 to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 30,000,000 shares of Common Stock at a conversion price of $0.00125 per share.

On May 19, 2010, the Company issued a Convertible Debenture in a principle amount of $150,000 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 60,000,000 shares of Common Stock at a conversion price of $0.0025 per share.

On July 1, 2010, the Company issued a Convertible Debenture in a principle amount of $218,570.50 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 127,428,200 shares of Common Stock at a conversion price of $0.0025 per share.

On July 1, 2010, the Company issued a Convertible Debenture in a principle amount of $33,945.68 to Alexis Korybut as consideration for unpaid salary, benefits, and expenses to the Company during the 2nd quarter of 2010.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 13,578,272 shares of Common Stock at a conversion price of $0.0025 per share.

On July 1, 2010, the Company issued a Convertible Debenture in a principle amount of $45,000.00 to Michael Cariello as consideration for unpaid salary to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 18,000,000 shares of Common Stock at a conversion price of $0.0025 per share.

The Convertible Debentures issued on July 1, 2010 were determined to have a beneficial conversion feature totaling $297,516.  The beneficial conversion feature has been accounted for as a debt discount which is being amortized over the term of loans (three years).  As of September 30, 2010, $24,725 of the beneficial conversion feature had been amortized.

Conversion of Notes and Exercise of Warrants

Conversion of Notes and Exercise of Warrants

In March, 2010, the Company issued 2,324,356 shares of unrestricted Common Stock to Cassio Ismael in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,600.11, including $1,500 of principle and $100.11 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In March, 2010, the Company issued 2,324,356 shares of unrestricted Common Stock to Marcela Alvarez in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,600.11, including $1,500 of principle and $100.11 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In March, 2010, the Company issued 2,324,356 shares of unrestricted Common Stock to Jessica Buitrago in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,600.11, including $1,500 of principle and $100.11 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In April, 2010, the Company issued 33,570,797 shares of unrestricted Common Stock to the Estella A. Korybut Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $23,110.14, including $20,000 of principle and $3,110.14 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In April, 2010, the Company issued 16,785,399 shares of unrestricted Common Stock to the Michael Korybut in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $11,555.07, including $10,000 of principle and $1,555.07 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In April, 2010, the Company issued 15,615,324 shares of unrestricted Common Stock to Jamie Goldstein in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $10,749.59 including $10,000 of principle and $749.59 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In May, 2010, the Company issued 38,335,351 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $26,390.06 including $24,187.35 of principle and $2,202.71 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In May, 2010, the Company issued 75,556,581 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $52,013.15 including $47,500.00 of principle and $4,513.15 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In May, 2010, the Company issued 76,397,762 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $52,592.22 including $48,000.00 of principle and $4,592.22 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In June, 2010, the Company issued 7,002,111 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc. in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $4,820.25 including $4,390.14 of principle and $430.11 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 12,500,267 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc. in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $8,605.18 including $7,740.00 of principle and $865.18 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 27,298,139 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $18,792.04 including $16,897.65 of principle and $1,894.39 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 36,348,730 shares of unrestricted Common Stock to Venetian Investment Partners LLC in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $25,022.47 including $22,500.00 of principle and $2,522.47 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 30,017,511 shares of unrestricted Common Stock to Drae Holdings LLC in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $20,664.05 including $18,625.00 of principle and $2,039.05 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 40,291,962 shares of unrestricted Common Stock to International Associates in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $27,736.99 including $25,000.00 of principle and $2,736.99 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.
In July, 2010, the Company issued 12,500,994 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $8,605.68 including $7,704.00 of principle and $901.68 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In August, 2010, the Company issued 15,943,242 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $10,975.33 including $9,793.65 of principle and $1,181.68 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In August, 2010, the Company issued 55,576,481 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $38,258.85 including $34,000 of principle and $4,258.85 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 53,046,206 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $36,517.01 including $33,100.00 of principle and $3,417.01 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 12,836,118 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $8,836.38 including $8,000.00 of principle and $836.38 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 54,245,717 shares of unrestricted Common Stock to Joint Strategy Group in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,342.75 including $33,234.43 of principle and $4,108.32 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 50,219,529 shares of unrestricted Common Stock to Sean Sullivan in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $34,571.12 including $30,500.00 of principle and $4,071.12 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 63,864,767 shares of unrestricted Common Stock to Venetian Investment Partners in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $43,964.51 including $38,787.21 of principle and $5,177.30 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 50,219,529 shares of unrestricted Common Stock to TCI Global Trading in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $34,571.12 including $30,500.00 of principle and $4,071.12 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 17,459,453 shares of unrestricted Common Stock to Venetian Investment Partners in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $12,019.09 including $10,603.71 of principle and $1,415.38 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

Issuance of Common Stock

 Issuance of Common Stock to ZA Consulting

The Company issued 20,000,000 restricted shares of Common Stock to ZA Consulting, Inc. in May, 2010, as consideration for investor relations services and related consulting services valued at $100,000.

Issuance of Common Stock to Phillip Scott

In March 2010, the Company entered into a Settlement and Release Agreement with DS Enterprises, Inc. (“DSE”) in connection with an unpaid convertible promissory note.  The Company issued 45,805,758 unrestricted shares of Common Stock to Phillip Scott in March, 2010 per the terms of a settlement agreement between the Company and DS Enterprises as full and complete settlement of all claims held by DSE against the Company. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

Issuance of Common Stock to Alexis Korybut

The Company issued 50,000,000 restricted shares of Common Stock to Alexis Korybut in March, 2010 as a signing bonus per the terms of his employment agreement of January 1, 2010.  No registration rights were issued in connection with these shares.

The Company issued 14,000,000 restricted shares of Common Stock to Mr. Alexis Korybut in September 2010 as additional compensation. No registration rights were issued in connection with these shares.  The shares were valued at $27,300.

 Issuance of Common Stock to Michael Cariello

The Company issued 50,000,000 restricted shares of Common Stock to Michael Cariello in March, 2010 as a signing bonus per the terms of his employment agreement of January 1, 2010.  No registration rights were issued in connection with these shares.  The shares were valued at $62,500.

Issuance of Common Stock to Rene Ferrer

The Company issued 50,000,000 restricted shares of Common Stock to Rene Ferrer in July, 2010 as a signing bonus per the terms of his employment agreement of July 1, 2010.  No registration rights were issued in connection with these shares.  The shares were valued at $200,000.

Issuance of Common Stock to Tom Robinson

The Company issued 10,000,000 restricted shares of Common Stock to Tom Robinson in July, 2010 as a signing bonus per the terms of his employment agreement of July 1, 2010.  No registration rights were issued in connection with these shares.  The shares were valued at $36,500.

Issuance of Common Stock to David Perin

The Company issued 2,500,000 unrestricted shares of Common Stock to David Perin in July, 2010 per the terms of a settlement agreement between the Company and David Perin. No registration rights were issued in connection with these shares. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

Issuance of Common Stock to MBC Consulting Corp.

The Company issued 15,000,000 restricted shares of Common Stock to MBC Consulting LLC in September, 2010 pursuant to a consulting agreement between MBC and the Company. No registration rights were issued in connection with these shares.  The shares were valued at $29,250.

Issuance of Common Stock to Wall Street Resources, Inc..

The Company issued 6,000,000 restricted shares of Common Stock to Wall Street Resources, Inc. in September, 2010 pursuant to a consulting agreement between Wall Street Resources and the Company. No registration rights were issued in connection with these shares.  The shares were valued at $11,700.

Retirement of Common Stock

The Company retired 86,885,154 shares of its Common Stock in March, 2010, which had been issued to Plumtree Capital Management, LLC, pursuant to an agreement between the Company and Plumtree Capital Management LLC in November, 2009.

Series A Preferred Stock

On March 21, 2007, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of the State of Nevada, designating a series of 50,000,000 shares of Preferred Stock of the Company, $.001 par value (the “Series A Preferred Stock”).

On March 21, 2007, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of the State of Nevada, designating a series of 50,000,000 shares of Preferred Stock of the Company, $.001 par value (the “Series A Preferred Stock”). Pursuant to the Series A Certificate of Designation, holders of the Company’s Series A Preferred Stock are entitled to:

-	Elect one director to the Company’s board of directors;
-	Vote on all other matters on a 25 votes per share Common Stock basis.
-
With respect to dividend rights, rights on redemption, rights on conversion and rights on liquidation, winding up and dissolution, rank senior to all Common Stock, warrants and options to purchase Common Stock established by the Board or the Stockholders (all of such equity securities of the Corporation to which the Series A Preferred Stock ranks senior are collectively referred to herein as “Junior Stock”).

-	Each share of Series A Preferred Stock is initially convertible into 2 shares of the Common Stock of the Company, subject to adjustment for stock splits, recapitalization or other reorganizations.

In addition, the Series A Preferred Stock:

-
has weighted average antidilution protection that will cause the conversion price to adjust downward in the event that the Company issues shares of Common Stock or securities convertible into Common Stock at a price of less than the conversion price of the Series A Preferred Stock then in effect may be converted into Common Stock at the option of the holder; and

-
Diluted net loss per share reflects per share amounts that result if dilutive common stock equivalents are converted to common stock. Common stock equivalents, consisting of convertible debt, options and warrants were not included in the calculation of diluted loss per share for the three months ended September 30, 2008 and 2009 because their inclusion would have had been anti-dilutive.

________________________________________________________________________________________________________________________________________________________________________________________________________

NOTE 8 – COMMITMENTS:

Compensation Agreements

On April 15, 2009, the Company entered into an employment agreement with Mark Daniels as Chief Executive Officer of the Company.  The term of the agreement is for one year, and provides for an annual salary of $160,000 and a signing bonus of 80,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Mr. Daniels in the management bonus pool. No registration rights were granted in connection with these shares. Mr. Daniels was terminated in November of 2009, and the Company is currently pursuing through a legal action the retirement of the 80,000,000 restricted shares of its Common Stock.  Mr. Daniels was terminated in November of 2009, and the Company is currently pursuing through a legal action the retirement of the 80,000,000 restricted shares of its Common Stock.

On April 15, 2009, the Company entered into an employment agreement with Alexis Korybut as Vice President of the Company.  The term of the agreement is for one year, and provides for an annual salary of $120,000 and a signing bonus of 60,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Mr. Korybut in the management bonus pool.

On April 15, 2009, the Company entered into a consulting agreement with Joint Strategy Group, LLC to provide consulting services to the Company.  The term of the agreement is for one year, and provides for a monthly fee of $5,000 and a signing bonus of 60,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Joint Strategy Group, LLC in the management bonus pool. No registration rights were granted in connection with these shares.

On January 1, 2010, the Company entered into a new employment agreement with Alexis Korybut as President, Chief Executive Officer, and Chief Financial Officer of the Company.  The term of the agreement is for one year, and provides for an annual salary of $120,000 and a signing bonus of 50,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Mr. Korybut in the management bonus pool. No registration rights were granted in connection with these shares.

On January 1, 2010, the Company entered into a new employment agreement with Michael Cariello as Chief Operating Officer of the Company.  The term of the agreement is for one year, and provides for an annual salary of $120,000 and a signing bonus of 50,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Mr. Cariello in the management bonus pool. No registration rights were granted in connection with these shares.

In May, 2010, the Company entered into a six-month Corporate Development Services Agreement with ZA Consulting, Inc. to provide, among other services, investor relations consulting services.  As consideration for the services to be provided by ZA Consulting, the Company issued 20,000,000 shares of Common Stock to ZA Consulting and agreed to pay $150,000 in cash to ZA Consulting. No registration rights were granted in connection with these shares.  The shares were valued at $100,000.

On July 9, 2010, the Company entered into an employment agreement with Rene Ferrer as Director of Business Development for Latin America.  The term of the agreement is for one year, and provides for an annual salary of $48,000 and a signing bonus of 50,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares.

On July 14, 2010, the Company entered into an employment agreement with Tom Robinson as Director of Disaster Relief Services of the Company.  The term of the agreement is for one year, and provides for an annual salary of $48,000 and a signing bonus of 10,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares.  The shares were valued at $36,500.

On August 17, 2010, the Company entered into a consulting agreement with Wall Street Resources, Inc. to provide investor communications services to the Company. The term of the agreement is for one year. The agreement provides for a total fee of $31,500 in cash and 6,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares. No registration rights were granted in connection with these shares.

On August 25, 2010, the Company entered into a consulting agreement with MBC Consulting Corp. to provide financial support services. The term of the agreement is for one year. The agreement provides for a total fee of 15,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares.

 Lease Agreement

On May 18, 2010, the Company signed a lease agreement with Air Support Systems, LLC. The Lease Option Agreement with Air Support Systems, LLC gives TADS the right to enter into exclusive one-year renewable leases for any or all of the four IL-76 and IL-76 supertanker aircraft, under a fee arrangement that allocates 50% of the operating profits each to TADS and Air Support Systems, respectively.

Subsequent Events

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $146,142.51 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 73,071,255 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $18,244.62 to Alexis Korybut as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 9,122,310 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $3,000.00 to Tom Robinson as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 1,500,000 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $30,000.00 to Michael Cariello as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 15,000,000 shares of Common Stock at a conversion price of $0.002 per share.

On October 15, 2010, the Company issued a Convertible Debenture in a principle amount of $110,000 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 55,000,000 shares of Common Stock at a conversion price of $0.002 per share.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to Juliana Hoyos Castellar in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.
In October, 2010, the Company issued 3,284,487 shares of unrestricted Common Stock to Amy Crystal in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $2,290.63 including $2,000.00 of principle and $290.63 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 2,463,366 shares of unrestricted Common Stock to Humberto De Armas in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,717.97 including $1,500.00 of principle and $217.97 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to the Estella A. Korybut Irrevocable Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 2,463,366 shares of unrestricted Common Stock to Marla Lopez Garcia in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,717.97 including $1,500.00 of principle and $217.97 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to the Revocable Living Trust Agreement of Michael M. Korybut in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 33,334,172 shares of unrestricted Common Stock to Fox Hollow Holdings in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $22,947.24 including $20,000.00 of principle and $2,147.24 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 32,395,947 shares of unrestricted Common Stock to International Associates in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $22,301.37 including $20,951.30 of principle and $1,350.07 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 11,050,838 shares of unrestricted Common Stock to Peter Maffitt in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $7,706.95 including $6,729.11 of principle and $977.84 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 7,390,097 shares of unrestricted Common Stock to Nathalie Zambrano in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $5,153.92 including $4,500.00 of principle and $653.92 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 3,095,843 shares of unrestricted Common Stock to Evan Pruzan in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $2,145.32 including $2,000.00 of principle and $145.32 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 31,800 shares of unrestricted Common Stock to Brad Bingham in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $38,702.05 including $37,500.00 of principle and $1,202.05 of accrued interest, at a conversion price of $0.00125 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

Issuance of Common Stock to Alexis Korybut

The Company issued 14,000,000 restricted shares of Common Stock to Mr. Alexis Korybut in October, 2010 as additional compensation. No registration rights were issued in connection with these shares.  The shares were valued at $32,200.

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ITEM 2.                      MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This discussion and analysis in this Quarterly Report on Form 10-Q should be read in conjunction with the accompanying Consolidated Financial Statements and related notes. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. We review our estimates and assumptions on an on-going basis. Our estimates are based on our historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below in ‘‘Critical Accounting Policies,’’ and have not changed significantly.

In addition, certain statements made in this report may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Specifically, but not limited to, 1) our ability to obtain necessary regulatory approvals for our products; and 2) our ability to increase revenues and operating income, is dependent upon our ability to develop and sell our products, general economic conditions, and other factors. You can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" or the negative of these terms or other comparable terminology. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Such forward-looking statements relate to future events or our future performance. Although we believe that the expectations reflected-in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Forward-looking statements are only predictions.  The forward-looking events discussed in this Quarterly Report, the documents to which we refer you, and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us.  For these statements, we claim the protection of the “bespeaks caution” doctrine.  The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

OVERVIEW AND PLAN OF OPERATION

Tactical Air Defense Services, Inc. (“TADS”) is a Nevada public corporation that offers air-combat training, aerial refueling, aircraft maintenance training, disaster relief services, and other Aerospace/Defense services to the United States and Foreign militaries and agencies. TADS is certified by the United States Government as a private-sector military contractor and has been granted the required security clearances. The Company is currently a developmental stage company with limited current business operations and uncertain viability.

The Company’s executive offices are located at 123 West Nye Lane, Suite 517, Carson City, Nevada, 89706 and the Company’s phone number is (775) 888-6744.

TADS Corporate History

TADS was incorporated in the State of Nevada on July 9, 1998 under the name Natalma Industries, Inc. Originally, TADS operated as a junior mining company engaged in the exploration of mining properties. We were unsuccessful in locating a joint venture partner to assist us in the development of our mining claims. As a result, TADS was unable to pay for and perform the exploration and development required in its agreement with the owners of its properties and lost our rights to the mining claims. Our management at the time, therefore determined that it was in the best interest of our shareholders that we seek potential operating businesses and business opportunities with the intent to acquire or merge with another business, which led to the purchase substantially all of the assets of AeroGroup Incorporated on December 15, 2006 (the “AeroGroup Acquisition”). The complete terms of the AeroGroup Acquisition were disclosed in our Form 8-K filed with the SEC on December 18, 2006. AeroGroup Incorporated originally commenced its operations and business plan as a contractor of military flight training as AeroGroup International Corporation in January 2002, and eventually merged with and acquired AeroGroup Incorporated.

Business Operations

Following the AeroGroup Acquisition, the Company acquired several key assets including the following:

-	Two MiG 29 “Fulcrum” fighter aircraft, which were appraised in late 2005 at $2,800,000 each (pre-modification) located in the Ukraine (the “MIG 29’s”);
-	Four Singer Link tactical jet simulators, and related equipment, appraised in late 2005 at $285,000 each (pre-modification)(the “Simulators”);
-	Assignments of copyrights to a specialized F-16 Fighter Aircraft training course syllabus, specially created by AeroGroup for training pilots.(the “F-16 Training Courses”);
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Assignments of provisional applications for utility patents filed relating to methods of operational training uses of fighter aircraft by civilian corporations of these types of military aircraft for training of military personnel, specifically F-16, Pat. Pend. 60805870; Kfir, Pat. Pend. 60805885; A-4 Skyhawk, Pat Pend. 60805877; and MiG 29, Pat Pend. 60805888 (collectively the “Patents”);

-	Assignment of a Federal Aviation Administration issued license as an Aircraft Dealer (“FAA Dealer License”);
-
Rights as assignee under three subcontracts and one contract to provide combat, primary and other flight training, as well as training research, in the F-16 and various other types of aircraft to military personnel of the U.S. Armed Forces, NATO forces and other approved countries (“Training Contracts”);

-	Assignment of a sublease of facilities at the Grayson County Airport in Grayson, Texas, including aircraft hangars, land and office space (the “Grayson Sublease”);
-
Assignment of an option to enter into an exclusive agreement with Air Support Systems, LLC, to lease IL-78 tanker aircraft which are used primarily in air-to-air refueling operations (the “IL-78 Lease”) (The MIG 29’s, Simulators, F-16 Training Courses, Patents, FAA Dealer License, Training Contracts, Grayson Sublease and IL-78 Lease may collectively be referred to hereinafter as the “AeroGroup Assets”); and

-	Exclusive rights to the AeroGroup name and all copyrights, trademarks, logos, imagery and other intellectual property, in connection with any business competitive to the business of the Company.

It was intended that the AeroGroup Assets would be used by the Company in connection with both “basic flight training” “introduction to fight fundamentals” and “combat flight training” of military pilots. The Company planned to use the assets to provide U.S. and NATO military pilots with a “real life” opportunity to train against threat-type aircraft whose performance and flight characteristics are superior in some respects to those of U.S. and NATO fighter aircraft.

As a result of the U.S. Base Foreclosure Act, the overall downsizing of the armed forces of the U.S. and its foreign allies, and the advanced age of the U.S. military air fleet, there was insufficient equipment and personnel to meet demands for combat air training and air refueling training. The wars in Iraq and Afghanistan and various regional conflicts and terrorist’s acts, have only added to this crisis. The private-sector is now being asked to fill a role once the exclusive domain of the military, and the capabilities of civilian contractors are well recognized, and are frequently proven superior and more efficient than public-sector contractors. In addition, due to the escalating wild fires in the Western U.S., and the financial and environmental costs associated with this crisis, fire-fighting preparedness and capability have become a top priority at both the State and Federal levels of government. Again, the private sector is being asked to provide services that were previously the domain of the public-sector.

In order to meet present and future military, environmental, and financial threats, the United States and its allies has been forced to continue to commit billions of dollars to training, preparedness, and execution. These needs cannot be met without the support of the private-sector. We believe that there is currently no other private-sector contractor which can adequately fulfill these diverse and urgent demands, and we believe that TADS, through its current management and business contacts and relationships, possesses access to the aircraft, personnel, and operational skills necessary to claim a significant piece of this rapidly growing and highly-profitable market for diverse air support services.

We are currently pursuing and negotiating for the acquisition of maintenance and air training contracts with both the United States Department of Defense and various foreign militaries, but for security purposes, cannot disclose the countries with which we are engaged in discussions or bids. We believe that our most likely future revenues will come from foreign military training, both air and maintenance. The contracts that we are pursuing can be executed without planes or other physical assets, but the acquisition of planes and equipment would greatly enhance our ability to capture more and larger contracts.  As disclosed below, we are currently engaged in litigation to secure certain aircraft and parts that we believe have been improperly interfered with by third parties.  We have been pursuing this remedy diligently and we believe that we will prevail and will successfully acquire the assets although the timing is uncertain as is the eventual outcome.

Air Combat Training

Air combat training exercises are currently conducted by the training commands of the United States Air Force, United States Navy, and of most of our NATO, and foreign allies. We believe neither the U. S. Department of Defense (the “DoD”) nor its allies have sufficient personnel, support equipment, or access to foreign enemy type aircraft, to meet current demand. In many instances our European allies have neither the facilities nor the extensive airspace required for fighter combat training or fighter bomber training that we hope to provide.

TADS believes it is able to provide the armed forces of the U.S. and its allies with a vast array of training services and support functions including, but not limited to air combat instruction and tactical training, actual aggressor simulated combat, classroom instruction, and airspace scheduling, fueling, aircraft spare parts support, aircraft maintenance and aircraft maintenance training.

Air combat simulation exercises are currently conducted by the training commands of the United States Air Force, United States Navy, and of most of our NATO, and foreign allies. We believe neither the DoD nor its allies have sufficient training and support equipment and personnel to meet current demand. In many instances, our European allies have neither the facilities nor the extensive airspace required for fighter combat training or fighter bombing training that TADS believes it can provide.

Our flight training services focus on two major components; initial qualification flight training and advanced flight training, both of which consist of ground, and in the air flight training. In addition, we are preparing to perform other flight training support services as described herein.

Initial Qualification Flight Training

Initial qualification flight training consists of the training of military pilots that have only recently become qualified in their aircraft and of more experienced pilots returning for recurrency training. Initial qualification flight training involves aircraft specific flight theory, flight maneuvers, aerodynamics, emergency in flight procedures as they relate to combat in a specific aircraft. Pilots and other crew members are also trained in cockpit resource management, which focuses on division of duties between pilot and co-pilot and utilization of resources within the aircraft cockpit to complete the flight plan and address emergencies. Initial qualification training involves many hours of classroom instruction in aircraft systems operations, air-to-air flight maneuvers, tactics, formation flying, instrument training and air-to-ground tactics. In flight instruction is generally provided only once the pilot has shown proficiency in ground instruction and flight simulator instruction.

Advanced  Flight Training

Advanced flight training focuses on combat and other advanced maneuvers and is conducted after the pilot completes initial qualification training and returns to a “full service” training facility where he is provided refresher or upgrade training to sharpen his or her combat skills. We intend to focus the training venue on approved overseas customers and NATO customers who would use our facilities and ranges to qualify, in some cases, and re-qualify in other cases in specific combat skills like air-to-air, air-to-ground, electronic countermeasure training, air-refueling training, and other advanced maneuvers.

U.S. Military Training

A crucial component to aerial combat training involves training against actual foreign adversary aircraft which are typically Russian, ex-Soviet bloc, or Chinese. However, because the U.S. military has little to no access to “enemy” aircraft, the status-quo has been to use aged U.S. military aircraft operating as the adversarial or “Red Air” aircraft. The status-quo leaves much to be desired because aged U.S. military aircraft do not possess the flying characteristics or capabilities of sophisticated enemy combat aircraft, nor do they emit the same electronic, radar signature, or visual signals.

Through its past and present relationships with companies licensed by the U.S. Department of Justice (BATF) to import foreign weapons of war, TADS believes it can provide unique Red Air aggressor aircraft, along with ILyushin IL-78’s available in the U.S. or the Ukraine.  These are the aircraft that are the actual fighter aircraft currently used substantially many of the former Soviet bloc countries and non-allied nations.

In connection with contracts to provide adversary combat aircraft to the U.S. military, TADS believes it can supply various support services such as adversary pilots, spare parts, service and maintenance of the adversary aircraft, tactical training, actual aggressor simulated combat, and classroom instruction.

In 2009, TADS received a three-month renewable contract from a private U.S. company to provide its exclusively leased IL-78 aircraft to an allied Middle-Eastern governmental agency.  Due to what TADS believes to be tortuous interference from a third-party, immediately prior to TADS sending the IL-78 aircraft to the Middle-East, it was not able to provide the IL-78 aircraft and the contract expired.

Foreign Air Combat Training

Unlike the training of the U.S. military, air combat training of foreign allied militaries typically entails air combat training techniques and strategies using U.S. military aircraft such as the F-16, which such foreign militaries have already purchased. Although a commercial endeavor, it has been a strategic decision of the U.S. government to supply U.S. fighter aircraft to its allies. However, the ability and resources of the U.S. military to thereafter train the foreign purchasers of its aircraft is extremely limited and sub-par.

As a result, there is a backlog of allied countries that have purchased F-16’s and other U.S. fighter aircraft, and that have immediate and ongoing need for air combat training. TADS believes they are able to offer to foreign militaries actual combat training from highly experienced U.S. fighter pilots, classroom training, and parts, service, and maintenance protocols for their aircraft. TADS also has the capability to either train on foreign soil and foreign military bases to fulfill multi-year contracts, or to provide a turn-key solution by hosting foreign militaries on U.S. soil, and therein provide not only pilots, training protocols, and parts, service, and maintenance, but also the air-bases, bombing ranges, fueling services, housing requirements, etc.

Belgian Air Force Training Contract

On October 23, 2007, TADS was awarded, through the AeroGroup Acquisition, contract FA3002-08-C-0003 to train the Belgian Air Force pilots at facilities located in Belgium (the “BAF Contract”).

TADS executed the BAF Contract for the first year but the contract was not renewed for an additional 2 years. The BAF Contract specified providing classroom, flight, and combat training to the Belgian Air Force. The Company was not required to provide either aircraft or facilities as both were provided by the Belgian Air Force.

In addition, TADS is currently in the early phases of air combat training contracts with other allied countries to provide F-16 training, support, and services, and although TADS believes that it is well-positioned to be awarded any and all of these foreign contracts, no assurances can be given.

Ground-Threat Support

The U.S. military regularly trains against “enemy” ground-threats, simulating Former Soviet Union  and Chinese Air Defense surface-to-air missile systems.  These systems make up approximately 95% of all known ground-threats used by perceived hostile states and groups around the world such as North Korea, Syria, Iran, the Taliban, etc.

Notably, however, the U.S. DoD has been unable to acquire and support working examples of said air defense systems with which to train. As a replacement, the U.S. military uses replica or “same signal” practice units which offer a sub-par training experience due to at times materially different physical and electronic characteristics.

To the best of our knowledge, TADS, through its agreement with a supplier of Russian systems, is the only U.S. company able to provide and support Former Soviet Union joint-threat emitter systems in good working and overhauled condition, and as a result we believe we can provide a much more effective and value-added training experience to the U.S. and allied militaries.

Although TADS is not actively pursuing any ground-threat support contracts, we believe that the demand does exist and that TADS is well-positioned to be awarded ground-threat support contracts in the future, although no assurances can be given.

Air to Air Refueling

As demonstrated by the debacle between Boeing and AES in the awarding of the next generation of air refueling aircraft, air refueling is big business, and the U.S. fleet of air refueling aircraft, which were all built in the 1950’s and 1960’s, are operating well below the required levels. With its aging fleet and the uncertainty of the delivery of new tankers, there is an immediate need for the military to outsource air re-fueling and air refueling training.

On May 18, 2010 TADS signed a Lease Option Agreement for the exclusive lease of two Russian ILyushin IL-78 and two ILyushin IL-76 supertanker aircraft from Air Support Systems, LLC. The IL-78 is used for mid-air refueling by most air forces in the world including Russia, most former Soviet republics, China, India, Pakistan, Cuba, Libya, Syria, and many others. The TADS IL-78 is the Midas version and is configured for mid-air refueling. It is capable of re-fueling at an airspeed exceeding 400 knots, and can deliver fuel to three aircraft simultaneously. In addition, the ILyushin aircraft are the only planes ever made for the purpose of aerial fire-fighting and water-bombing, and are recognized as far superior to any other aircraft in existence for this purpose. TADS plans to provide the IL-78 for re-fueling during air combat training sessions and for contract re-fueling of U.S. military squadrons. A copy of the Lease Option Agreement was attached as an exhibit to our Form 10-Q for the period ending March 31, 2010 filed with the SEC on May 24, 2010 and incorporated herein by reference.

Aerial Fire-Fighting

In addition to its military operation capabilities, the IL-76/78 is the only large aircraft ever built for the purpose of aerial water-bombing, and is considered by most fire-fighting experts as the most capable. The ILyushin IL-76/78 aircraft are dedicated water-bombers that are capable of quickly and efficiently disbursing large quantities of water or fire retardant to defeat the increasing damage from the extensive forest fires in the Western U.S. and other areas.

As exemplified by the state-of emergency declared by California recently, the United States Forest Service estimates that forest fires will be a permanent threat. In addition to the substantial revenue stream that TADS anticipates could result from these services, we believe that TADS would receive valuable high-profile publicity from providing aerial fire-fighting services.

Due to the escalating forest fire crisis in the Western U.S., and the unique capabilities and exclusivity of its ILyushin aircraft, prior to cancellation of its exclusive lease, TADS had exploring opportunities with State and Federal agencies in connection with providing aerial fire-fighting services to combat the seemingly ever-growing devastation of forest fires, and anticipates that should it be successful in acquiring the option to lease additional IL-78 aircraft, that there will be demand for its services, but TADS cannot guarantee that it will be awarded a final contract in the near future.

Specialty Aerial Services

In addition to its use as an air refueling aircraft and as an aerial fire-fighter, the unique characteristics of the IL-78 make it extremely desirable for a number of specialty aerial services.

The IL-78aircraft is a versatile workhorse that can be configured for heavy cargo and used for the transport of military vehicles, heavy equipment, and commercial air cargo services. The IL-78 has unique performance capabilities and is famous for its ability to operate in extreme conditions and from marginal landing areas.

Current Asset Status

On May 29, 2008, TADS returned the two MiG-29 and Simulators (the “Cambar Assets”) purchased in the AeroGroup Acquisition through a Settlement and Release Agreement (the “Cambar Settlement”) executed between the Company and Cambar & Associates (“Cambar”). As part of the AeroGroup Acquisition, in December, 2006, TADS had assumed from AeroGroup indebtedness owed to Cambar (the “Cambar Note”) of a principle amount of $2,200,000 for the purchase of the Cambar Assets and, which indebtedness included interest to be paid on the principle.  Due to the terms of the Cambar Note and the value of the Cambar Assets, the Company determined at that time that it was in its best interest to unwind the purchase of the Cambar Assets. With the Cambar Settlement, the Company agreed to relinquish the Cambar Assets to Cambar and issue to Cambar 50,000,000 Shares as payment in full and final settlement for any claims Cambar may have against the Company. In addition, Cambar reclaimed the Cambar Assets, the Company cancelled the Cambar Note including any accrued and unpaid interest and retired the 1,000,000 Shares issued to Cambar and NATA as compensation for interest due on the Cambar Note in 2007. Such terms were considered payment in full and final settlement for any claims Cambar held against the Company.

In November of 2009, the lessor of IL-78 aircraft pursuant to the IL-78 Lease, cancelled the excusive lease of the IL-78 with TADS.  TADS had been preparing the IL-78 for departure to the Middle East for execution of a three-month contract through a U.S. intermediary party, when the IL-78 was encumbered by an FAA lien by Victor Miller and Air 1 Flight Support for unpaid work on the IL-78.  Subsequently, the IL-78, without the knowledge of the lessor or TADS, was removed from the facilities in Texas. Since that time, the aircraft has remained grounded awaiting the outcome of litigation between Victor Miller and the lessor, which litigation was recently resolved, and the IL-78 has been returned to its rightful owner.(See “Item 3. Legal Proceedings” herein).  Although TADS believes that the action by Mr. Miller and Air 1 Flight Support were without merit, the result has been the loss of the exclusive lease of the IL-78 and the loss of its first contract in connection with the IL-78.

On May 18, 2010 the Company signed a lease agreement with Air Support Systems, LLC. As consideration for the lease option, TADS issued Air Supports Systems, LLC a one-time up-front fee consisting of 10,000,000 shares of the Company’s restricted common stock. The lease provides TADS an exclusive one year period in which to lease and utilize the aircraft in exchange for: (i) a fee equal to fifty (50%) percent of the operating profits of any contract, where operating profits equals the gross cash receipts derived from a contract minus the direct expenses of operating said contract; (ii) a fee equal to fifty (50%) percent of the fee paid to TADS in connection with any off-loaded fuel for which TADS is paid in connection with a contract for air-to-air refueling; and (iii) TADS and Air Support Systems, LLC shall agree upon a minimum monthly, quarterly, or annual fee amount, as the case may be, on a case-by-case basis, relevant to the type and terms of the particular aircraft under lease and the related contract. A copy of the Lease Option Agreement was attached as an exhibit to our Form 10-Q for the period ending March 31, 2010 filed with the SEC on May 24, 2010 and incorporated herein by reference.

On August 31, 2010, the Company entered into a Settlement Agreement and Release with M&M Aircraft Acquisitions, Inc. (the “M&M Agreement”) to acquire the exclusive right to purchase a number of military jets and related parts and engines.  Approximately $2,000,000 is required to complete the purchase of the assets under the M&M Agreement and the Company believes the ability to raise financing to cover such acquisition costs is good, however, as of the date of this amended Report, because M&M has failed to perform its obligations under the M&M Agreement, we cannot move forward on any financing until such time as this issue is resolved. We have re-initiated legal action against M&M in Palm Beach County, Florida in order to take possession of the related aircraft and parts. Despite the legal hurdles, the Company is currently exploring a number of financing proposals for the funding of the acquisition of the assets. TADS believes that when fully operational and under contract, the aircraft may add between $9,000,000 and $13,500,000 in the aggregate per year to its top-line revenue. In addition, TADS anticipates that the aircraft, related parts, and jet engines may significantly increase the assets to its balance sheet, as well as provide additional cash-flows to the Company from sales of surplus spare parts and jet engines. A copy of the M&M Aircraft Settlement Agreement and Release has been attached as an exhibit hereto and incorporated herein by reference.

RESULTS OF OPERATIONS

Revenues

	Nine months ended September 30

	2010	2009

Total Sales	$0	$0

We had no revenues for the nine months ended September 30, 2010 or 2009.

Operating Expenses

	Nine months ended September 30

	2010	2009

Operating Expense	$726,836	$552,591

Total operating costs of $726,836 for the nine months ended September 30, 2010 and $552,591 for the nine months ended September 30, 2009 consisted of general and administrative expenses, including the compensatory element of stock issuances for such periods.

Net Profit (Loss)

	Nine months ended September 30

	2010	2009

Net Profit (Loss)	($1,044,001)	($582,591)

For the nine months ended September 30, 2010, we sustained net losses of $1,044,001 as compared with net losses of $582,591 for the nine months ended September 30, 2009.

Liquidity and Capital Resources

As at September 30, 2010, the Company had total assets of $0. There were liabilities of $1,565,593 comprised of $51,724 in accounts payable and $1,565,593 in long term debentures. Assets of $0 and liabilities of $1,565,593 resulted in a working capital deficiency of $1,565,593. The Company reported total stockholders’ deficit of $1,565,593 at September 30, 2010. We anticipate that our current cash on hand of $0 as of September 30, 2010 is not sufficient to satisfy our cash requirements without additional funding.  The Company has funded its operations and met its capital expenditures requirements primarily through cash generated from contributions from the issuance of convertible debt securities and short-term promissory notes. We do not have any financing commitments and no assurance can be made that we will be obtaining financing at the times and terms needed. Therefore, there is substantial doubt that we will be able to continue as a going concern. In addition, we will need substantial additional capital during the next 12 months on order to complete our business plan.

During the year ended December 31, 2010, the Company believes that it will expend funds on the following:

-	Expenses related to the acquisition of potential contracts;
-	Leasing and refurbishment of certain military aircraft and equipment;
-	Leasing and refurbishment of training facilities to fulfill potential contracts; and
Hiring of additional employees and independent contractors to fulfill potential contracts.

In addition, considering the current legal proceedings described more fully in Part II, Item 1. Legal Proceedings, the Company expects to expend significant funds on legal expenses.  Legal expenses have been a burden upon the liquidity of the company since early 2010, and continue to be so, although we believe that these expenses will be greatly reduced in the coming year as the litigation is anticipated to be resolved within that time frame. Considering the importance of some of the current litigation to the Company, although it is an expense that we would prefer not to incur, our management and our current funding sources agree that it is a necessary expense and we believe that they will continue to fund the litigation.  In connection with any judgments against the Company, it is the Company’s position that they will be overturned on appeal in light of both the evidence and the fact that the Company did not receive proper notice of impending litigation and was not able to present any defense, and as such until such time as final determinations by the courts have been made, we do not expect any judgments against the company to affect our liquidity.

Need for Additional Capital

As indicated above, management does not believe that the Company has sufficient capital to sustain its operations without raising additional capital.  We presently do not have any immediately available credit, bank financing or other external sources of liquidity.  Accordingly, we expect that we will require additional funding through additional equity and/or debt financings.  However, there can be no assurance that any additional financing will become available to us, and if available, on terms acceptable to us.

Any financing, if available, may involve restrictive covenants that may impact our ability to conduct our business or raise additional funds on acceptable terms.  If we are unable to raise additional capital when required or on acceptable terms, we may have to delay, scale back or discontinue our expansion plans.  In the event we are unable to raise additional capital we will not be able to sustain any growth or continue to operate.

As of the date of this amended report, we are currently pursuing approximately $300,000 of financing in order to (i) satisfy our current liquidity needs, and (ii) lease certain military aircraft that we believe will begin to generate revenue and earnings such that it will cover a material portion of our future liquidity needs.  We are also pursuing a number of contracts that we believe will generate revenues and earnings to cover any outstanding liquidity shortfall. In addition, although we can make no guarantees, we believe that the current M&M litigation for the related aircraft and parts will shortly be settled, and that the acquisition of said assets will greatly change the liquidity prospects of the Company due to either putting such aircraft to work on contract or by selling the assets at a significant premium to the price that the Company will have paid for such assets.

Effects of Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor the price change and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditures.

Going Concern

The accompanying financial statements have been prepared assuming we will continue as a going concern.  We have had substantial operating losses for the past years and are dependent upon outside financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management’s plan to raise necessary funds from shareholders to satisfy the expense requirements of the Company.

CONTRACTUAL OBLIGATIONS

Consulting / Employment Agreements

On July 9, 2010, the Company entered into a new employment agreement with Renee Ferrer as Director of Business Development for Latin America of the Company.  The term of the agreement is for one year, and provides for an annual salary of $48,000 and a signing bonus of 50,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Mr. Cariello in the management bonus pool. The complete terms and details of the employment agreement are included in a copy of the employment agreement attached as an exhibit hereto and incorporated herein by reference.

On July 14, 2010, the Company entered into a new employment agreement with Tom Robinson as Director of Disaster Relief Services of the Company.  The term of the agreement is for one year, and provides for an annual salary of $48,000 and a signing bonus of 10,000,000 restricted shares of the Company’s Common Stock. The complete terms and details of the employment agreement are included in a copy of the employment agreement attached as an exhibit hereto and incorporated herein by reference.

On August 17, 2010, the Company entered into a consulting agreement with Wall Street Resources, Inc. to provide investor communications services to the Company. The term of the agreement is for one year. The agreement provides for a total fee of $31,500 in cash and 6,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares. No registration rights were granted in connection with these shares.

On August 25, 2010, the Company entered into a consulting agreement with MBC Consulting Corp. to provide financial support services. The term of the agreement is for one year. The agreement provides for a total fee of 15,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares.

Debt Obligations

On July 1, 2010, the Company issued a Convertible Debenture in a principle amount of $318,570.50 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 127,428,200 shares of Common Stock at a conversion price of $0.0025 per share. The complete terms and details of the Convertible Debenture are included in a copy of the Convertible Debenture attached as an exhibit hereto and incorporated herein by reference.

On July 1, 2010, the Company issued a Convertible Debenture in a principle amount of $33,945.68 to Alexis Korybut as consideration for unpaid salary, benefits, and expenses to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 13,578,272 shares of Common Stock at a conversion price of $0.0025 per share. The complete terms and details of the Convertible Debenture are included in a copy of the Convertible Debenture attached as an exhibit hereto and incorporated herein by reference.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $146,142.51 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 73,071,255 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $18,244.62 to Alexis Korybut as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 9,122,310 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $3,000.00 to Tom Robinson as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 1,500,000 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $30,000.00 to Michael Cariello as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 15,000,000 shares of Common Stock at a conversion price of $0.002 per share.

On October 15, 2010, the Company issued a Convertible Debenture in a principle amount of $110,000 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 55,000,000 shares of Common Stock at a conversion price of $0.002 per share.

Other Agreements

On May 20, 2010, the Company entered into a Letter of Intent (the “LOI”) with Tactical Air Support, Inc. (“TAS”). TAS is a highly regarded Aerospace/Defense Services contractor founded by a group of former Navy, Marine, and Air Force Weapon’s School Instructors. TAS has won and successfully executed multiple Aerospace/Defense contracts awarded by divisions of the U.S. Department of Defense. TAS’s website is located at www.tacticalairsupport.com. Pursuant to the terms of the LOI and subject to further negotiation, the Company will acquire 100% of the equity interest (both common and preferred) of TAS such that following the transaction, TAS will become a wholly owned subsidiary of the Company. In exchange, the existing shareholders of TAS will be issued approximately 46% of post transaction issued and outstanding shares of the Company’s common stock. The parties have agreed to use their best efforts to close the Transaction within 120 days of execution of the LOI. The complete terms and details of the LOI are included in a copy of the LOI which was attached to our Form 10-Q for the period ending March 31, 2010 filed with the SEC on May 24, 2010 and incorporated herein by reference. The Company and TAS are currently in the final stages of due-diligence, and the Company believes, although no assurances can be given, that the Transaction will be consummated before year-end 2010.

On May 18, 2010, the Company entered into an Aircraft Lease Option Agreement (the “Lease Option Agreement”) with Air Support Systems, LLC (“ASSL”) wherein the Company obtained an option to an exclusive lease of two Russian ILyushin IL-78 and two ILyushin IL-76 supertanker aircraft. The ILyushin IL-78 is a specialty military air-to-air refueling supertanker capable of refueling three aircraft simultaneously, and is widely regarded as the air-to-air refueling aircraft of choice around the world. The ILyushin IL-76 supertanker is a Russian made aircraft specifically designed for aerial fire-fighting, and which can be retrofitted for aerial oil-spill containment. The IL-76 is generally recognized throughout the world as the pre-eminent aerial firefighting tool available, and is widely considered superior to other aerial firefighting aircraft in existence. The Company intends to offer the ILyushin aircraft to the U.S. and foreign-allied militaries and other federal and state agencies for air-to-air refueling services, aerial fire-fighting services, oil-spill containment services, and other disaster relief deployment services. Under the terms of the Lease Option Agreement with ASSL, the Company maintains the right to enter into exclusive one-year renewable leases for any or all of the four ILyushin supertanker aircraft with shared operating costs split between the parties subject to further agreement. The Company is required to issue ASSL 10,000,000 shares of the Company’s restricted Common Stock and provides for a fee arrangement that allocates 50% of the operating profits each to the Company and ASSL respectively. As of the date herein, no shares have been issued pursuant to the Lease Option Agreement. The complete terms and details of the Lease Option Agreement are included in a copy of the Lease Option Agreement which was attached to our Form 10-Q for the period ending March 31, 2010 filed with the SEC on May 24, 2010 and incorporated herein by reference.

On July 19, 2010 the Company entered into an MOU to acquire Sudamin A&D S.A. Sudamin shall transfer to TADF all shares of Sudamin’s common stock and preferred stock, which shall represent 100% of the equity interest of Sudamin, such that Sudamin shall become a wholly owned subsidiary of TADF. In exchange, the existing shareholders of Sudamin  shall be issued shares of TADF’s common stock such that the Sudamin Shareholders shall own a number of shares of TADF’s common stock, which number shall to be determined and subject to further mutual due diligence and execution of definitive agreements between the Parties. At present time, the Company is pursuing a minority interest in Sudamin, and is further determining the number of shares at which it would value such a minority interest in Sudamin.

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ITEM 4.                      CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (“Exchange Act”) we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as September 30, 2010, being the date of our most recently completed fiscal quarter. This evaluation was carried out under the supervision and with the participation of our Chief Executive and Chief Financial Officer. Based upon that evaluation, our Chief Executive and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to them to allow timely decisions regarding required disclosure.  Such reasons for ineffectiveness were originally described in the Company’s Form 10-K for the period ending December 31, 2009 and are again outlined below:

Insufficient segregation of duties in our finance and accounting functions due to limited personnel.  During the year ended December 31, 2009, the company internally performed all aspects of our financial reporting process, including, but not limited to, access to the underlying accounting records and systems, the ability to post and record journal entries and responsibility for the preparation of the financial statements.  Due to the fact these duties were performed oftentimes by the same people, a lack of review was created over the financial reporting process that might result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC.  These control deficiencies could result in a material misstatement to our interim or annual financial statements that would not be prevented or detected.

Insufficient corporate governance policies.  Our corporate governance activities and processes are not always formally documented.  Specifically, decisions made by the board to be carried out by management should be documented and communicated on a timely basis to reduce the likelihood of any misunderstandings regarding key decisions affecting our operations and management.

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies and we intend to consider the results of our remediation efforts and related testing as part of our next year-end assessment of the effectiveness of our internal control over financial reporting. However, due to the limited personnel and financial resources available to the Company at this time, the Company has been unable to ameliorate such weaknesses in our disclosure controls and procedures.

During our most recently completed fiscal quarter ended September 30, 2010, there were no changes in our internal control over financial reporting that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We currently do not have an audit committee, or a person serving on our Board of Directors who would qualify as a financial expert.

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ITEM 2.                      UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On July 9, 2010, the Company issued 12,500,267 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc. in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $8,605.18 including $7,740.00 of principle and $865.18 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

On July 9, 2010, the Company issued 50,000,000 restricted shares of Common Stock to Rene Ferrer as a signing bonus per the terms of his employment agreement.  No registration rights were issued in connection with these shares. A copy of the Employment Agreement has been attached hereto as an exhibit.

On July 12, 2010, the Company issued 27,298,139 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $18,792.04 including $16,897.65 of principle and $1,894.39 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

On July 12, 2010, the Company issued 36,348,730 shares of unrestricted Common Stock to Venetian Investment Partners LLC in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $25,022.47 including $22,500.00 of principle and $2,522.47 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

On July 12, 2010, the Company issued 30,017,511 shares of unrestricted Common Stock to Drae Holdings LLC in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $20,664.05 including $18,625.00 of principle and $2,039.05 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

On July 12, 2010, the Company issued 40,291,962 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $27,736.99 including $25,000.00 of principle and $2,736.99 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

On July 20, 2010, the Company sold 4,000,000 shares of restricted Common Stock to Lark MW IC Ltd pursuant to a securities purchase agreement at a purchase price of $0.0033 per share. The gross proceeds of the offering totaled $13,200.

On July 20, 2010, the Company issued 10,000,000 restricted shares of Common Stock to Tom Robinson as a signing bonus per the terms of his employment agreement.  No registration rights were issued in connection with these shares. A copy of the Employment Agreement has been attached hereto as an exhibit.

On July 20, 2010, the Company issued 2,500,000 restricted shares of Common Stock to David Perin per the terms of a settlement agreement between the Company and David Perin. A copy of the Settlement Agreement has been attached as an exhibit to our Form 10-Q for the period ending June 30, 2010 filed with the SEC on August 23, 2010 and incorporated herein by reference.

On July 23, 2010, the Company issued 12,500,994 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $8,605.68 including $7,704.00 of principle and $901.68 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

On August 4, 2010, the Company issued 15,943,242 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $10,975.33 including $9,793.65 of principle and $1,181.68 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In August, 2010, the Company issued 55,576,481 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $38,258.85 including $34,000 of principle and $4,258.85 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 53,046,206 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $36,517.01 including $33,100.00 of principle and $3,417.01 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 12,836,118 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $8,836.38 including $8,000.00 of principle and $836.38 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 54,245,717 shares of unrestricted Common Stock to Joint Strategy Group in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,342.75 including $33,234.43 of principle and $4,108.32 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 50,219,529 shares of unrestricted Common Stock to Sean Sullivan in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $34,571.12 including $30,500.00 of principle and $4,071.12 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 63,864,767 shares of unrestricted Common Stock to Venetian Investment Partners in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $43,964.51 including $38,787.21 of principle and $5,177.30 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 50,219,529 shares of unrestricted Common Stock to TCI Global Trading in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $34,571.12 including $30,500.00 of principle and $4,071.12 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 17,459,453 shares of unrestricted Common Stock to Venetian Investment Partners in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $12,019.09 including $10,603.71 of principle and $1,415.38 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to Juliana Hoyos Castellar in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 3,284,487 shares of unrestricted Common Stock to Amy Crystal in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $2,290.63 including $2,000.00 of principle and $290.63 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 2,463,366 shares of unrestricted Common Stock to Humberto De Armas in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,717.97 including $1,500.00 of principle and $217.97 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to the Estella A. Korybut Irrevocable Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 2,463,366 shares of unrestricted Common Stock to Marla Lopez Garcia in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,717.97 including $1,500.00 of principle and $217.97 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to the Revocable Living Trust Agreement of Michael M. Korybut in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 33,334,172 shares of unrestricted Common Stock to Fox Hollow Holdings in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $22,947.24 including $20,000.00 of principle and $2,147.24 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 32,395,947 shares of unrestricted Common Stock to International Associates in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $22,301.37 including $20,951.30 of principle and $1,350.07 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 11,050,838 shares of unrestricted Common Stock to Peter Maffitt in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $7,706.95 including $6,729.11 of principle and $977.84 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 7,390,097 shares of unrestricted Common Stock to Nathalie Zambrano in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $5,153.92 including $4,500.00 of principle and $653.92 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 3,095,843 shares of unrestricted Common Stock to Evan Pruzan in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $2,145.32 including $2,000.00 of principle and $145.32 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 31,800,000 shares of unrestricted Common Stock to Brad Bingham in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $39,750.00 including $37,500.00 of principle and $2,250 of accrued interest, at a conversion price of $0.00125 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

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ITEM 6.                      EXHIBITS

Exhibit #	Title

3.1	Articles of Incorporation and all amendments thereto.

3.2	Bylaws (Attached as an exhibit to our Form SB-2 filed with the SEC on May 27, 1999 and incorporated herein by reference).

10.1
Aircraft Lease Option Agreement with Air Support Systems, LLC (Attached as an exhibit to our Form 10-Q for the period ending March 31, 2010 filed with the SEC on May 24, 2010 and incorporated herein by reference).

10.2	M&M Aircraft Acquisitions, Inc. Settlement Agreement dated August 31, 2010.

10.3	Employment Agreement with Renee Ferrer. (Attached as an exhibit to our Form 10-Q filed with the SEC on August 23, 2010 and incorporated herein by reference).

10.4	Employment Agreement with Tom Robinson. (Attached as an exhibit to our Form 10-Q filed with the SEC on August 23, 2010 and incorporated herein by reference).

10.5	Consulting Agreement with Wall Street Resources, Inc. dated August 17, 2010.

10.6	Consulting Agreement with MBC Consulting Corp. dated August 25, 2010.

10.7	Convertible Promissory Note issued to The Gary Fears Trust dated July 1, 2010. (Attached as an exhibit to our Form 10-Q filed with the SEC on August 23, 2010 and incorporated herein by reference).

10.8	Convertible Promissory Note issued to Alexis Korybut dated July 1, 2010. (Attached as an exhibit to our Form 10-Q filed with the SEC on August 23, 2010 and incorporated herein by reference).

10.9	Convertible Promissory Note issued to The Gary Fears Trust dated October 1, 2010.

10.10	Convertible Promissory Note issued to Alexis Korybut dated October 1, 2010.

10.11	Convertible Promissory Note issued to Tom Robinson dated October 1, 2010.

10.12	Convertible Promissory Note issued to Michael Cariello dated October 1, 2010.

10.13	Convertible Promissory Note issued to The Gary Fears Trust dated October 15, 2010.

10.14	Settlement Agreement with David Perin. (Attached as an exhibit to our Form 10-Q filed with the SEC on August 23, 2010 and incorporated herein by reference).

31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the Principal Executive Officer pursuant to U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of the Principal Financial Officer pursuant to U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002